UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 13, 2016

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Update to Legal Proceedings

On March 30, 2016, Navios South American Logistics Inc. (the “Company”) received written notice from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered between Corporacion Navios S.A. and Vale International on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that the Company will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on the Company’s future business. While the arbitration proceedings are confidential, the Company will seek to provide periodic updates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer

Date: June 13, 2016